Bradford & Bingley

05013178

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

29 November 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

Re 82-5154

16 November 2005

**Bradford & Bingley plc**

**Bradford & Bingley Covered Bonds LLP**

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

| **Portfolio Characteristics** | **November 2005** | **October 2005** |
| --- | --- | --- |
| Outstanding current balance of mortgages | £1,652,073,717 | £1,634,490,756 |
| Number of mortgages | 31,078 | 29,880 |
| Average loan balance | £53,159 | £54,702 |
| Weighted average current LTV | 48.51% | 49.41% |
| **Arrears:** | | |
| 1 month + | 0.75% | 0.92% |
| 3 months + | 0.05% | 0.12% |
| 12 months + | 0% | 0% |
| repossessions | 0% | 0% |

***Contacts:***


**Investor Relations:**
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

**Press Office:**
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk




END

Re 82-5154

**25 November 2005**

**Bradford & Bingley completes acquisition of £410 million loan portfolio from GMAC-RFC**

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £410 million. This is the fourth and final purchase resulting from an agreement announced in January 2005 to acquire up to £1.4 billion of loans during 2005 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £39 billion on 30th June 2005, by around 1%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 16% buy-to-let, 46% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £128,000 and an average loan to value of approximately 77%.

Note

- The consideration figures include the assets purchased and a premium payable to the seller



***Contacts:***

**Investor Relations**
Katherine Conway
+44 (0) 1274 554928

Phillip McLelland
+44 (0) 1274 806112

**Media Relations**
Nickie Aiken
+44 (0) 20 7067 5632

END

Re 82-5154

29 November 2005

**Bradford & Bingley plc**

**Board change**

Further to the announcement made on 26 September 2005, Rosemary Thorne has today resigned from the Board. Miss Thorne will remain with the Company as an employee until 31 December 2005.

End
29 November 2005